Ceasing Control of Credit Suisse Mid-Cap Core Class B

As of April 30, 2009, Pershing LLC ("Shareholder") owned 1,402.525 shares of the Fund, which represented 46.29 % of the Fund. As of October 30, 2009, Shareholder owned 0 shares of the Fund.
Accordingly, shareholder has ceased to be a controlling person of the Fund.


Obtaining Control of Credit Suisse Mid-Cap Core Class B

As of April 30, 2009, Ameritrade Inc. ("Shareholder") owned 0 shares of the Fund, which represented 0 % of the Fund. As of October 30, 2009, Shareholder owned 737.386 shares of the Fund, which represented 44.00 % of the outstanding shares. Accordingly, Shareholder has presumed to be a controlling person of the Fund.